                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------


                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                          COMMISSION FILE NUMBER 1-2755

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                   ----------

                                GTE SAVINGS PLAN


                                 GTE CORPORATION

                              1255 CORPORATE DRIVE

                               IRVING, TEXAS 75038

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of the
GTE Savings Plan:

     We have audited the accompanying statements of net assets available for plan benefits of the GTE Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.






                                                  ARTHUR ANDERSEN LLP
Dallas, Texas
June 19, 2000

                                GTE SAVINGS PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             AS OF DECEMBER 31, 1999
                             (thousands of dollars)

                                                         ESOP Shares    ESOP Shares
                                             Other          Fund           Fund
                                          Investments     Allocated     Unallocated       Total
                                          -----------    -----------    -----------     ----------
ASSETS:

Investments at fair value                  $5,050,940     $  575,010     $  798,992     $6,424,942

RECEIVABLES:

Employer contribution receivable                   --             --         49,477         49,477
                                           ----------     ----------     ----------     ----------

       Total assets                         5,050,940        575,010        848,469      6,474,419
                                           ----------     ----------     ----------     ----------
LIABILITIES:

Interest payable                                   --             --         49,477         49,477
Notes payable                                      --             --        453,269        453,269
                                           ----------     ----------     ----------     ----------

       Total liabilities                           --             --        502,746        502,746
                                           ----------     ----------     ----------     ----------

Net assets available for plan benefits     $5,050,940     $  575,010     $  345,723     $5,971,673
                                           ==========     ==========     ==========     ==========


   The accompanying notes are an integral part of these financial statements.

                                GTE SAVINGS PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             AS OF DECEMBER 31, 1998
                             (thousands of dollars)

                                                         ESOP Shares    ESOP Shares
                                              Other         Fund           Fund
                                           Investments    Allocated     Unallocated        Total
                                           -----------   -----------    -----------     ----------
ASSETS:

Investments at fair value                  $4,835,489     $  526,409     $  877,872     $6,239,770

RECEIVABLES:

Employer contribution receivable                2,681             --         46,194         48,875
Employee contributions receivable               7,354             --             --          7,354
                                           ----------     ----------     ----------     ----------

       Total receivables                       10,035             --         46,194         56,229
                                           ----------     ----------     ----------     ----------

       Total assets                         4,845,524        526,409        924,066      6,295,999
                                           ----------     ----------     ----------     ----------

LIABILITIES:

Notes payable                                      --             --        554,694        554,694
                                           ----------     ----------     ----------     ----------

Net assets available for plan benefits     $4,845,524     $  526,409     $  369,372     $5,741,305
                                           ==========     ==========     ==========     ==========


   The accompanying notes are an integral part of these financial statements.

                                GTE SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                             (thousands of dollars)


Additions:
                                                                      ESOP Shares    ESOP Shares
   Additions to net assets attributed to:                  Other          Fund          Fund
                                                        Investments    Allocated     Unallocated        Total
                                                        -----------   -----------    -----------      ----------
         Investment income:
           Interest and dividends                       $  168,022     $   15,637     $   22,637      $  206,296
           Net investment gain (loss) (Notes 2 & 3)        473,651         70,146         (7,168)        536,629
                                                        ----------     ----------     ----------      ----------
                                                           641,673         85,783         15,469         742,925
         Contributions (Note 5):
           Employee                                        196,027             --             --         196,027
           Employer                                              1             --         55,004          55,005
                                                        ----------     ----------     ----------      ----------
                                                           196,028             --         55,004         251,032

         Transfers from other plans, net (Note 9)           21,326             --             --          21,326
         Transfer between funds                              4,603         40,042        (44,645)             --

                                                        ----------     ----------     ----------      ----------
           Total additions                                 863,630        125,825         25,828       1,015,283
                                                        ----------     ----------     ----------      ----------

Deductions:

   Deductions from net assets attributed to:

      Benefits paid to participants                        657,825         77,224             --         735,049
      Interest expense                                          --             --         49,477          49,477
      Administrative expenses                                  389             --             --             389
                                                        ----------     ----------     ----------      ----------
          Total deductions                                 658,214         77,224         49,477         784,915
                                                        ----------     ----------     ----------      ----------

          Net increase (decrease)                          205,416         48,601        (23,649)        230,368

Net assets available for plan benefits:
    Beginning of year                                    4,845,524        526,409        369,372       5,741,305
                                                        ----------     ----------     ----------      ----------
    End of year                                         $5,050,940     $  575,010     $  345,723      $5,971,673
                                                        ==========     ==========     ==========      ==========


   The accompanying notes are an integral part of these financial statements.

                                GTE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


(1)  Description of the Plan:

Eligibility

     The GTE Corporation ("GTE") GTE Savings Plan (the "Plan") is a defined contribution plan under the Employee Retirement Income Security Act of 1974. The Plan provides eligible employees of GTE and its subsidiaries ("Participating Affiliates") with a convenient way to save for both medium and long-term needs. Eligible employee generally means an employee of GTE or a Participating Affiliate as defined by the plan document. To the extent expressly provided in any written separation policy of GTE or a Participating Affiliate, eligible employee also includes any former employee of GTE or a Participating Affiliate who is receiving salary continuation payments pursuant to the separation policy.

     An individual's active participation in the Plan shall terminate when the individual ceases to be an eligible employee; but, the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

Vesting and Investment Choices

     Prior to May 18, 1999, matching contributions vested immediately upon death, disability, retirement, attainment of age 65 or five years of service with GTE or a Participating Affiliate. For participants with less than five years of service, matching contributions vested 50% immediately and 50% 24 months after the end of the Plan year for which the contributions were made. Effective May 18, 1999, the vesting provision for the Plan changed. See Note 10 "GTE merger with Bell Atlantic Corporation" for details. Forfeitures of a participant's account due to termination prior to 100% vesting are used to reduce GTE's future contributions.

     Participants direct their contributions to be invested in one of the following current investment options: five Fidelity funds, five Fidelity strategy portfolios, five other funds and portfolios, the GTE stock portfolio or in any combination of these funds and portfolios. Participants are permitted to make changes to their investment choices on a daily basis.

     The Savings Plan Committee may, at its sole discretion, eliminate, and/or change the underlying composition of any of the investment options, and may add other funds as a current investment option.

Participant Accounts

     Each participant's account is credited with the participant's contribution and allocations of (1) Company matching contributions, (2) rollover contributions and (3) Plan income. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Participant Loans

     A loan feature is available to participants, which permits borrowing up to 50% of a participant's vested balance, subject to certain limitations. The primary assets of the Loan Fund are promissory notes executed by participants who have taken loans.

     Interest rates on loans are equal to the prime interest rate on the first business day of each calendar quarter. Participant loans are withdrawn proportionately from the participants' investment accounts. When loans are repaid, the principal and interest are reinvested according to the participants' current investment choices. Short-term loans are from six months to five years; long-term loans for the purchase of a primary residence are from five to twenty years.

                                GTE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)



Master Trust

     The Plan participates in the GTE Master Savings Trust (the "Master Trust") and, along with the GTE Hourly Savings Plan ("Hourly Plan"), owns a percentage of the assets in the Master Trust. These percentages are based on a pro rata share of the Master Trust assets. At December 31, 1999 and 1998, the Plan owned approximately 77% of the assets in the Master Trust. Interest and dividends along with net investment gains or losses are allocated to the Plan on a daily basis based upon the Plan's participation in the various investment funds and portfolios that comprise the Master Trust as a percentage of the total participation in such funds and portfolios (see Note 11).

Trustee

     Fidelity Management Trust Company (the "Trustee") has been designated as the Trustee under the Plan and is responsible for the investment, reinvestment, control and disbursement of the funds and portfolios of the Plan including the payment of principal and interest on the Employee Stock Ownership Plan's notes payable (see Note 6). Expenses of administering the Plan and related funds and portfolios, including fees and expenses of the Trustee, are charged to the participants' accounts pro rata. GTE Service Corporation, a subsidiary of GTE, is the plan administrator.

Plan Modification

     GTE reserves the right to terminate, modify, alter or amend the Plan at any time, provided that no such change shall permit any of the funds to be used for any purpose other than the exclusive benefit of the participants. In the event of termination or discontinuance of the Plan by GTE, participants' interest in their accounts will become fully vested.


(2)  Accounting Policies:

     Effective December 31, 1999, GTE adopted Accounting Standards Executive Committee Statement of Position ("SOP")99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and other Disclosure Matters". This SOP eliminated: 1) the requirements for a defined contribution plan to present plan investments by general type for participant-directed investments in the statement of net assets available for benefits; 2) the requirement to disclose participant-directed investment programs; 3) the requirement to disclose total number of units and the net asset value per unit; and 4) the requirement to disclose benefit-responsive investment contracts by investment fund option. Additionally, it now requires a defined contribution plan to identify nonparticipant-directed investments that represent 5% or more of net assets.

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Certain reclassifications have been made to prior-year data to conform to the current year presentation.

                                GTE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)


     Investments are stated at market value determined from publicly stated price information obtained from the New York Stock Exchange at or near the close of business. Investments are recorded on the trade date. Guaranteed investment contracts are stated at cost plus accrued interest or contract value. Net investment gains and losses include both unrealized gains and losses on investments held by the Plan at year end as well as realized gains and losses on investments sold during the year. Net unrealized and net realized gains and losses are based on the changes in value of the investments at the beginning of the Plan year or at the time of purchase if acquired during the Plan year.

     Benefits are recorded when paid. Benefits are payable in a lump sum cash payment unless a participant elects, in writing, one of the three optional forms of benefit payment which include: (1) a lump sum in GTE shares for investments in the GTE Stock Portfolio, with the balance in cash; (2) annual, semiannual, quarterly, or monthly installments in cash of approximately equal amounts to be paid out for a period of 2 to 20 years, as selected by the participant; or (3) for those participants eligible to receive their distribution in installments as described in (2) above, a pro rata portion of each installment payment in GTE shares for investments in the GTE Stock Portfolio, with the balance of each installment in cash.


(3)  Investments:

     The following presents investments that represent 5% or more of the Plan's net assets (in thousands):

                                                   December 31,
                                               1999            1998
                                            -------------------------
GTE Common Stock*                           $2,374,710     $2,488,695
Magellan Fund                                  712,884        562,152
GTE Common Stock                               631,441        590,251
Moderate Growth Strategy Portfolio             414,566        406,977
U.S. Equity Index Collective Trust Fund        405,633        368,447
Long-Term Growth Strategy Portfolio            357,743        326,904
Equity-Income Fund                                  --        344,066
Conservative Strategy Portfolio                     --        336,120

----------
*    Nonparticipant-directed

     During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $536.6 million as follows:

GTE Common Stock     $143.4
Mutual Funds          393.2
                     ------

Total                $536.6
                     ======

                                GTE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)


(4)  Nonparticipant-Directed Investments:

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows (in thousands):

                                     December 31,
                                     ------------
Net assets:                       1999           1998
                                  ----           ----
     GTE common stock          $1,921,441     $1,982,876
     Loans to participants        119,924        129,115
                               ----------     ----------

           Total               $2,041,365     $2,111,991
                               ==========     ==========


                                        Year ended
                                    December 31, 1999
                                    -----------------
Changes in net assets:

    Employer contributions             $  55,005
    Dividends                             62,516
    Net investment gain                  109,148
Benefits paid to participants           (239,974)
Interest expense                         (49,477)
Other                                     (7,844)
                                       ---------

         Total                         $ (70,626)
                                       =========

(5)  Contributions:

     The Plan is funded by employee contributions up to a maximum of 16% of compensation and by company matching contributions in shares of GTE common stock equivalent in value to 75% of the initial 6% of the participants' contributions of eligible compensation each payroll period not withdrawn or distributed during the Plan year. Prior to May 18, 1999, the company matching contributions were credited following the close of each calendar year to the accounts of participants who had not terminated their active participation. Effective May 18, 1999, the company matching provisions for the Plan changed. See Note 10 "GTE Merger with Bell Atlantic Corporation" for details. Participant contributions may be before tax ("Elective Contributions") or from currently taxed compensation ("After-Tax Contributions").

     Each participant's Elective Contributions for the 1999 Plan year was limited to $10,000. The total amount of Elective Contributions, After-Tax Contributions and company matching contributions and certain forfeitures that may be allocated to a Plan participant for the 1999 Plan year was limited to the lesser of (i) $30,000 or (ii) 25% of the participant's total compensation; and the compensation on which such contributions were based was limited to $160,000.

     GTE matching contributions are made in GTE common stock and in general, participants cannot redirect these shares into other investment choices. For the 1999 Plan year, total company matching contributions of 1,346,863 shares of GTE common stock were made with a market value at date of contribution of $94.1 million.


(6)  Employee Stock Ownership Plan:

     An Employee Stock Ownership Plan (the "ESOP") was established within the Plan. In 1989, the ESOP borrowed $700 million to acquire, at market value, 24.6 million shares of GTE common stock which will be used to meet a substantial portion of the

                                GTE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)


estimated employer contributions to the Plan through 2004. GTE and the Participating Affiliates also make annual cash contributions to the ESOP which, when combined with dividends on the GTE common stock held by the ESOP, are sufficient to repay the principal and interest on the loans which have 10 and 15-year terms. As the ESOP makes loan payments, a percentage of the GTE common stock held by the ESOP will be allocated to the participants' accounts in the form of company matching contributions.

     Debt service payments for 1999 totaled $105 million. The principal component was funded from $39 million of dividends accumulated on the GTE stock held by the ESOP, $11 million of PAYSOP fund dividends, and $6 million of cash contributions. The interest component, paid on January 3, 2000, was funded by an accrued Company contribution of $49 million. At December 31, 1999, 10.7 million shares of GTE common stock in the ESOP Shares Fund were held as collateral for the ESOP loans.

     The borrowings of the ESOP are as follows (in thousands):

                        Interest           Maturity
                          Rates             Dates            1999               1998
                        --------           --------          ----               ----
Series A                  9.48%             1999           $     --           $ 46,194
Series B                  9.73%           2000-2005         453,269            508,500
                                                           --------           --------
                                                           $453,269           $554,694
                                                           ========           ========


     Maturities of the outstanding loans are as follows (in thousands):


             Maturity                   1999
               Date                    Amount
             --------                  ------
               2000                   $     --
               2001                     65,316
               2002                     76,596
               2003                     89,194
               2004                    103,249
            Thereafter                 118,914
                                      --------
               Total                  $453,269
                                      ========


     GTE has guaranteed all principal and interest payments on the ESOP borrowings in the event of default by the Plan.


(7)  Related Party Transactions:

     Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, those transactions qualify as party-in-interest, but they are subject to an exemption to the party-in-interest rules. Fees paid by the Plan for the investment management services amounted to $389 thousand for the 1999 Plan year.

(8)  Tax Status:

     The Plan is a qualified profit sharing plan under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986, as amended (the "Code"), and consequently is exempt from income tax. Management has received a determination letter dated April 29, 1998, from the Internal Revenue Service to the effect that the Plan, as amended, qualifies under Sections 401(a), 401(k), and 501 of the Code.

                                GTE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)


(9)  Transfers From Other Plans, Net:

     In 1999, transfers into the Plan consisted of approximately $15 million rolled into the Plan from other qualified plans, and $6 million of assets of participants in the Hourly Plan who became eligible to participate in the Plan.


(10) GTE Merger With Bell Atlantic Corporation:

     On July 27, 1998, GTE and Bell Atlantic entered into a merger agreement providing for a combination of the two companies. Under terms of the agreement, which was unanimously approved by the boards of directors of both companies, GTE shareholders will receive 1.22 shares of Bell Atlantic stock for each GTE share they own. The merger is subject to regulatory approvals.

     On May 18, 1999, GTE shareholders approved the merger. As a result of the affirmation, certain protective change in control provisions were triggered which will remain in effect until January 1, 2001. These provisions include: 1) past and future company matching contributions become immediately vested as soon as they are posted to participants' accounts, 2) participants do not have to be employed on the last day of the Plan year to be eligible for the match, and 3) company matching contributions will be posted to participants' accounts on a monthly basis. However, they will not be available for withdrawals, loans, etc., until early the following year, since funding does not occur until the ESOP loan payment is made at year-end, or shortly thereafter. The Plan will essentially continue in its current form until January 1, 2001, however, company matching contributions after the merger is completed will be made in shares of the combined company stock.

     On or after January 1, 2001, GTE may amend the Plan without regard to the change in control provisions, subject to applicable law and the Plan terms.

(11) GTE Master Savings Trust:

     The plans participating in the Master Trust include the GTE Savings Plan and the GTE Hourly Savings Plan.

     In the Master Trust, funds are invested in guaranteed income contracts, which represented 78% of the conservative pool consisting of 69 investment contracts held with 20 insurance companies. Standard & Poor's, as of December 31, 1999 and 1998, rated these insurance companies A+ or better and A or better, respectively. The contracts are included in the financial statements at contract value, approximately $724 million and $630 million, which approximates fair value, as reported by the insurance companies at December 31, 1999 and 1998, respectively.

     Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Investment contracts are normally set at a fixed rate through maturity, which is also the minimum crediting interest rate. Limitations on guarantees for normal investment contracts are dependent on the creditworthiness of the insurance company. Synthetic investment contracts ("Synthetics") are determined by an internal rate of return calculation that equates market value and book value at the expected average life of the securities. The Synthetics interest rate is reset quarterly, with no minimum-crediting rates below zero. Limitations on Synthetics are dependent upon the credit quality of the underlying securities.

     The investment contracts had average yields of 6.99% and 7.14% at December 31, 1999 and 1998, respectively. The crediting interest rate for the investment contracts had a range from 5.60% to 7.28% and 5.60% to 8.06% at December 31, 1999 and 1998 respectively. The investment contracts have scheduled maturities from January 10, 2000 to November 3, 2003. No valuation reserve was recorded at December 31, 1999 and 1998, to adjust contract amounts.

                                GTE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)



     The following schedules reflect the Master Trust net investments by investment type as of December 31, 1999 and 1998, and investment income for the year ended December 31, 1999 (in thousands):

                                Investments in       Investment Income in Master Trust
                                 Master Trust          Year Ended December 31, 1999
                                --------------       ---------------------------------

                                                                          Net
                                 December 31,           Interest &     Investment
                             1999           1998         Dividends        Gain
                             ----           ----        ----------     ----------
GTE Common Stock          $4,065,430     $4,128,325     $  103,342     $  188,562
Mutual Funds               3,898,489      3,564,175        140,273        481,768
Loans to Participants        202,216        208,527         16,006             --
Money Market Fund            209,907        190,236          9,420             --
                          ----------     ----------     ----------     ----------

Total                     $8,376,042     $8,091,263     $  269,041     $  670,330
                          ==========     ==========     ==========     ==========


(12) Subsequent Events:

     Effective April 28, 2000, the Plan was amended to allow for a profit-sharing contribution for certain employees expected to transfer to GTE affiliates who are participants in a subsidiary 401K/Profit Sharing Plan, namely the BBN Corporation Retirement Trust Agreement (1998 revision). Once transferred to a GTE affiliate, they will immediately become eligible to participate in the Plan. The value of each profit-sharing contribution that is allocated to a profit-sharing participant's account will be subject to the following terms and conditions: 1) the value of the profit-sharing contribution will be separately accounted for as part of the profit-sharing participant's members account; 2) the value of the profit-sharing contribution will be 50% vested upon the completion of one year of vesting service, and fully vested after two years of vesting service; 3) the value of the profit-sharing contribution will not be distributable before the profit-sharing participant ceases to be an employee; 4) the profit-sharing participant may direct profit-sharing contributions among any of the other Plan funds (excluding the GTE Stock Portfolio); and 5) a plan loan may be made from and secured by the portion of a participant's account attributable to profit-sharing contributions provided that a plan loan may not be made from or secured by the portion of a participant's account attributable to profit-sharing contributions before all other amounts in the participant's account available for such purposes have been exhausted.

     On June 16, 2000, the Federal Communications Commission approved the GTE/Bell Atlantic Corporation merger, pursuant to which each share of GTE common stock will be converted into 1.22 shares of the combined company's stock. Before merging with Bell Atlantic, GTE will exchange its common stock of Genuity for shares of a new class of common stock, and Genuity will sell 90.5% of its equity to public shareholders through an initial public offering. Both the initial public offering of Genuity stock and the closing of the merger are expected to be completed at the end of June 2000.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                                GTE SAVINGS PLAN
                                                ----------------
                                                 (Name of Plan)



     Date    June 21, 2000                      By    Paul R. Shuell
          ---------------------                    -----------------------------
                                                       (Paul R. Shuell)
                                                   Vice President and Controller

                               INDEX TO EXHIBITS

EXHIBIT
  NO.            DESCRIPTION
-------          -----------
 23.1          Consent of Arthur Andersen LLP